Filed by R1 RCM Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: R1 RCM Inc.
Commission File No.: 001-34746
Date: February 17, 2022

The following is a complete transcript of R1 RCM Inc.’s earnings call held on February 17, 2022.

R1 RCM Fourth Quarter 2021 Earnings Call February 17, 2022

Corporate Speakers:
•Atif Rahim; R1 RCM Inc.; SVP of IR & Business Development
•Joseph Flanagan; R1 RCM Inc.; President, CEO & Director
•Rachel Wilson; R1 RCM Inc.; Executive VP, CFO & Treasurer

Participants:
•James Auh; Cowen and Company, LLC; Analyst
•Sean Dodge; RBC Capital Markets; Analyst
•Stephanie Davis; SVB Leerink LLC; Analyst
•Michael Cherny; BofA Securities; Analyst
•Glen Santangelo; Jefferies LLC; Analyst
•Donald Hooker; KeyBanc Capital Markets Inc.; Analyst
•Vikram Kesavabhotla; Baird & Co.; Analyst

PRESENTATION

Operator^ Good morning. My name is Chris, and I'll be your conference operator today. At this time, I'd like to welcome everyone to the R1 RCM Q4 2021 Earnings Call. (Operator Instructions) Thank you. Atif Rahim, Head of Investor Relations, you may begin.

Atif Rahim^ Good morning, everyone, and welcome to the call. Certain statements made during this call may be considered forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

In particular, any statements about our future growth, plans and performance, including statements about our strategic and cost-saving initiatives, our liquidity position, our growth opportunities and our future financial performance are forward-looking statements. These statements are often identified by the use of words such as anticipate, believe, estimate, expect, intend, designed, may, plan, project, would and similar expressions or variations. Investors are cautioned not to place undue reliance on such forward-looking statements.

All forward-looking statements made on today's call involve risks and uncertainties. While we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Our actual results and outcomes may differ materially from those included in these forward-looking statements as a result of various factors, including, but not limited to, the potential acquisition of Cloudmed, which may not be completed on our anticipated timeline or at all, our growth strategy, the impact of the COVID-19 pandemic and factors discussed under the heading Risk Factors in our most recent annual report on Form 10-K and in our latest quarterly report on Form 10-Q.

We will also be referencing non-GAAP metrics on this call. For a reconciliation of the non-GAAP amounts mentioned to their equivalent GAAP amounts, please refer to our press release. The information related to Cloudmed is based on data available to us and has not been audited and is subject to change.

Now I'd like to turn the call over to Joe.

Joseph Flanagan^ Thanks, Atif. Good morning, everyone, and thank you for joining us. I'm pleased to report 2021 was another strong year for R1, with revenue and adjusted EBITDA ahead of our expectations at the start of the year.

I'd like to recognize our global team for their continued resilience and hard work for what has been a challenging operating environment. Our solid execution would not have been possible without the tremendous dedication of our 22,000-person strong team.

For the fourth quarter, we generated revenue of $398.9 million and adjusted EBITDA of $95.1 million, representing 22% and 52% growth, respectively. A return to normal patient volumes, new customer wins, strong KPI performance and benefits from our digitization efforts all contributed to strong fourth quarter results.

On the call today, I'd like to cover four topics. I'll start with highlights from 2021, followed by incremental color on the pending Cloudmed acquisition based on questions we've received from investors. I'll then cover our key priorities for 2022. And lastly, update you on R1's ESG journey.

2021 was a successful year for R1 across multiple fronts. In addition to exceeding the financial goals we laid out at the start of the year, we made progress across several areas to position the Company for sustained long-term growth.

Starting with technology. Automation and patient engagement have been two key focus areas over the past few years. We accelerated the pace of automation to 10 million tasks per quarter and exited the year with a run rate of 70 million tasks automated annually, up from 30 million at the end of 2020.

We also uncovered new opportunities for automation and currently have an additional 110 million tasks we can automate. We expect to exit 2022 with over 100 million tasks automated, contributing approximately $45 million to our expected adjusted EBITDA for the year. Our automation capabilities now extend beyond robotic process automation to optical character recognition, natural language processing and machine learning.

These extensions enable us to successfully digitize a wide range of complex processes found in provider organizations and develop a more robust capability set, which we characterize as intelligent automation.

On the patient engagement front, we formally launched Entri, our patient engagement platform, last August. Entri brings together robust functionality to create what we believe is the most advanced patient engagement solution on the market, empowering patients to search, book, register and pay for care in one experience on any device.

With the acquisition of VisitPay, we now own all the components we need for this solution, which provides us with flexibility to drive our internal road map. As a result, we've been able to consolidate and centralize roles that were previously fragmented and have achieved operating efficiencies equivalent to over 500 FTEs as a direct result of the Entri platform.

We're now FHIR API interoperable with the top four EHR systems and the only offering in the market that can support customers' needs to present appointment availability across disparate systems and care settings. This provides opportunities for our customers to win market share, while simultaneously driving higher patient satisfaction.

Turning next to commercial activity. While we were below our target of $4 billion in new end-to-end NPR in 2021, we are pleased to share that we are in the contracting stage and have increased the scope of business with a $10 billion NPR customer.

We are substantively complete on negotiations with this customer, but have not executed the contract pending the customer's internal processes. This continued progression is a positive step, and we expect to execute the contract in the coming weeks. This is an important relationship for us across three key dimensions.

First, it demonstrates the continued momentum in the market to transition revenue cycle operations to our built-for-purpose platform. Our platform offers comprehensive technology, global delivery infrastructure and a best-in-class operating system to drive performance.

Second, we believe our track record of successfully onboarding $15 billion of NPR over the past three years under end-to-end agreements is viewed as a strong proof point by prospective customers seeking a reliable partner to address the growing challenges they face.

Third, technology was once again a critical driver in the selection process. The investments we've made in automation and Entri allow providers to access these capabilities without any upfront capital investments. Having these capabilities embedded in our value proposition is a significant competitive differentiator.

We look forward to delivering meaningful financial benefits to this customer as well as an exceptional experience to the patients they serve. Additionally, in the past year, we added Mednax and VillageMD as end-to-end operating partner customers and renewed our agreements with Ascension and American Physician Partners for 10 years.

With the latest $10 billion NPR customer, the weighted average life of end-to-end contracts will be 8.5 years, providing significant long-term visibility. We also signed several notable modular deals, including Adventist Health, Memorial Sloan Kettering, the Department of Veterans Affairs, ChenMed, Alliance Spine and Pain and Texas Health Resources.

The last area I'd like to highlight with respect to 2021 is operational readiness to absorb the growth ahead of us. One of our 2021 goals was to ensure that our operations and deployment teams were fully resourced to successfully absorb $5 billion in new NPR annually exiting 2021.

To enable this, we added capacity in our central delivery infrastructure to ensure we can begin transitioning work as close as possible to contract signing. We also invested in data integration tools to accelerate the deployment of our core revenue cycle technology, add new customers and implemented processes to drive earlier adoption of our automation tools to improve speed to value.

I'm pleased to say our onboarding capacity is currently in the $5 billion NPR range. However, given the current level of activity in our pipeline, we plan to increase capacity to approximately $7 billion as we exit 2022. I'll touch on this in more detail as part of the discussions on 2022 priorities.

Turning now to Cloudmed. We are very excited about the capabilities that we expect Cloudmed to add to our portfolio as part of our vision to be the strategic revenue partner to providers. As we discussed in our announcement last month, Cloudmed has capabilities that build on our R1's existing business and will also help drive incremental value to our customers.

There are two key areas I want to focus on today. The first is Cloudmed's platform and technology. Cloudmed has built a data-driven platform with deep revenue intelligence functionality to holistically address the complex reimbursement challenges that providers face. It includes a robust dataset that captures demographic, clinical and financial data on over 500 million patient encounters annually, using a highly scalable cloud-based architecture.

This dataset spans payers and geographies across the country. To put it in perspective, Cloudmed adjusts 10x more data than R1 does today across our existing customer base. This dataset enables Cloudmed's predictive analytics and machine learning to identify patterns and errors in clinical documentation, claims submission and payer denials and thereby create automated rules that generate value for customers.

As a result, Cloudmed has developed a robust set of solutions, many of which we expect to significantly enhance R1's existing functionality in our end-to-end solutions and some of which will be entirely new capabilities. For example, Cloudmed's results in underpayments, complex claims and charge capture are superior to R1's, given their deep focus and scale in these areas.

Additionally, Cloudmed brings to the table solutions that R1 has not developed historically. For example, DRG validation, Medicare cost reporting, 340B reimbursement and a demonstrated track record of productizing and commercializing automation capabilities sold directly to providers. These would all be net new solutions we expect to add as a result of the pending acquisition.

The second point I want to focus on is Cloudmed's strong financial profile and commercial engine. Cloudmed's 12,000-plus rules generated over $1.7 billion in incremental revenue for customers in 2021. This strong value proposition has resulted in a financial profile with high recurring revenue and 20%-plus year-over-year top line growth in 2021.

In terms of scale, Cloudmed processed over $800 billion of NPR in 2021 for more than 400 health systems in all 50 states, including 87 of the top 100 health systems. Even with this scale, there is still a significant opportunity to cross-sell additional solutions to current customers since the majority use only one out of Cloudmed's nine solutions.

Their commercial engine has a multiyear demonstrated track record of increasing the attach rate with existing customers and continuing to develop new opportunities across the remaining $1.2 trillion of NPR at health systems and physician practices that are not Cloudmed customers today.

These attributes give us a high degree of confidence that our modular channel can grow 20% in the medium term post acquisition, bolstered by strong bookings from Cloudmed in 2021 and adding our existing modular solutions such as PAS, Entri and VisitPay to Cloudmed's commercial engine beyond 2021.

We are excited about the opportunities to unlock additional growth and value for providers and remain on track to close the acquisition in the second quarter, subject to closing conditions as previously disclosed. Turning to our priorities for 2022.

Our top overarching priority is to successfully complete the acquisition and integrate Cloudmed. A high-quality outcome here is of paramount importance to us with three key goals in mind - post-integration, we want to, one, drive commercial success given our enhanced value proposition unlocking and accelerating the growth potential presented by the modular channel; two, establish R1 as the technology and data platform leader in the industry; and three, be recognized as the premier brand to serve health care providers' revenue cycle management needs.

Integration planning is well underway, and we expect to launch our plans immediately post close. Second, we want to ensure that our core execution remains on track, and we fully capture the market opportunity presented to us. Our end-to-end pipeline remains extremely active and was up 30% at the end of the fourth quarter compared to Q3 '21 on top of the 50% sequential growth in Q3.

Two of our key goals in 2022 are to reduce the cycle time to onboard new customers and to increase our onboarding capacity to $7 billion in NPR annually. We expect incremental near-term costs as a result of this with a significant return on investment given the long-term nature of our contracts.

Third, looking to the next stage of automation. As a result of the planned acquisition of Cloudmed, we expect to have the broadest coverage on revenue cycle processes automation. We expect our data footprint to increase tenfold, enabling further advancements in machine learning which will in turn create a more powerful value proposition for customers.

R1's automation efforts, which has historically been internally focused, is highly complementary with Cloudmed's capabilities which are sold directly to providers on a stand-alone basis. Building on our combined capabilities, we plan to launch a multiyear AI-driven strategy to unlock the full potential of this expanded data set presents to us.

We expect these efforts will significantly expand automated decision-making and increase the universe of automatable processes. Increasing automated decision-making will benefit multiple outcomes, including lower reliance on manual labor, improved revenue yield, faster working capital conversion and higher patient satisfaction.

Ultimately, technology is playing an increasingly important role in our process workflows and is helping us navigate tight labor markets. While we are not immune to the current labor environment, as we sit today, with the efficiencies created by automation and Entri, our labor needs are 10% to 15% lower than provider's in-house revenue cycle operations.

This technology-driven productivity, combined with our global scale footprint, is increasingly recognized by providers as a superior alternative to their stand-alone efforts or other solutions in the market, and we believe this is contributing to the growth in our end-to-end pipeline.

Lastly, before I turn it over to Rachel, I'd like to update you on R1's ESG journey. In March of last year, we published our inaugural report, in which we highlighted how we are enhancing the interest of all stakeholders through our ESG commitments.

We continue to build on these commitments over the course of 2021, and I'm particularly proud of a few initiatives I'd like to highlight. With the launch of Entri, we significantly advanced our commitment to improve access to health care.

Our role in the health care ecosystem positions us to transform the patient experience by integrating the numerous revenue cycle touch points and disparate support systems found across care settings. By combining our innovative technology with our financial advocacy for patients, we are making health care simpler by increasing patient access to health care, and we're pleased to be removing barriers to high-quality health care for patients.

Second, we continued to invest heavily in our people. We introduced a number of new learning and development resources, including new educational content for our people leaders to enable them to build effective working relationships and a certification program for our hourly staff to advance career and pay progression.

We also evaluated minimum wage floors on a geographically differentiated basis and increased base pay in select markets, with the intent to continue similar evaluations and actions more broadly in 2022 and beyond.

Third, we enhanced our protection of vital information with robust internal controls, as independently verified through SOC1 and SOC2 certifications. I'm very proud of our team for actively embracing and advancing these initiatives, which overarchingly tie to our core mission to make health care simpler.

We plan to publish our 2021 ESG report in early March, and I encourage you to review a copy on our website. In closing, I'm very pleased with our progress in 2021, which positions us for a strong 2022. With the pending acquisition of Cloudmed, we stand to significantly advance our value proposition post closing and improve our competitive position. We're very excited about the journey ahead of us and look forward to updating you on our progress on future calls.

Now I'd like to turn the call over to Rachel.

Rachel Wilson^ Thank you, Joe, and good morning, everyone. We're pleased to report solid fourth quarter results, with revenue up 21.5% year-over-year to $398.9 million and adjusted EBITDA up 51.7% to $95.1 million. For the full year, revenue grew 16% to $1.475 billion and adjusted EBITDA grew 43.2% to $343.6 million.

Adjusted EBITDA margin for the year was 23.3%, up 440 basis points from 18.9% in 2020, driven by higher incentive fees from strong execution, our digitization efforts and synergies from acquisitions.

Reviewing the fourth quarter results in more detail. Net operating fees of $332 million grew $60.6 million year-over-year primarily driven by a recovery in patient volumes and the onboarding of new end-to-end customers signed over the past 18 months. On a sequential basis, net operating fees increased $23.5 million, primarily driven by recently onboarded customers.

Incentive fees of $35.8 million were up $8.4 million over the prior year and down $5.7 million sequentially, driven by strong operational execution and offset in part by a shift in incentive fees from the American Physician Partners contract, which moved to a net operating fee arrangement as discussed last quarter.

Other revenue, which consists largely of modular services, was $31.1 million, up $1.5 million over the prior year and up $1.4 million sequentially, driven by improvement in physician advisory services revenue.

The non-GAAP cost of services in Q4 was $279.1 million, up $36.2 million year-over-year and $11.6 million sequentially, driven by incremental costs to serve new customers and offset in part by our automation and digitization efforts.

Non-GAAP SG&A expenses of $24.7 million were up $1.9 million year-over-year and $1.8 million sequentially, but down 75 basis points year-over-year as a percent of revenue, reflecting our cost discipline despite incremental costs to support new customers and acquisitions.

Adjusted EBITDA for the quarter was $95.1 million, up $32.4 million year-over-year and $5.8 million sequentially. Adjusted EBITDA margin improved 475 basis points year-over-year, driven by strong operational execution, contribution from new customers and lower cost as a result of our automation and digitization initiatives.

Lastly, we incurred $11.9 million in other costs in Q4, primarily related to strategic initiatives and COVID-related expenses.

Turning to the balance sheet. Cash and cash equivalents at the end of December were $130.1 million compared to $158.7 million at the end of September. While we generated $46 million in cash from operations in 4Q, the sequential decrease in our cash balance was driven by the use of $27 million for share repurchases, $24.3 million for debt pay down, $18.3 million for CapEx and $10.7 million for deferred payroll taxes related to the CARES Act.

For the full year, we generated $264.8 million in cash from operating activities, up from $61.8 million in 2020, which reflects our adjusted EBITDA progression.

Net debt at the end of December was $645.5 million compared to $640.8 million at the end of September. Our net debt to adjusted EBITDA leverage ratio at the end of December was 1.9 times, down from 2.1 times at the end of September. Our liquidity position remains very strong overall with cash on hand and availability under the revolver of approximately $500 million.

In 2021, in addition to financing the acquisition of VisitPay, we repurchased 2.6 million shares at an average price of $21.62 and voluntarily paid down $40 million of our revolver.

In 2022, we expect to revert to a normal historical pattern and cash generation at a low point in Q1, primarily due to the payment of incentive compensation and taxes related to the vesting of employee equity awards.

Turning to our financial outlook. 2022 guidance on a stand-alone basis for R1 is an expected revenue range of $1.66 billion to $1.7 billion and adjusted EBITDA range of $385 million to $405 million.

Our guidance assumes patient volumes at approximately the same as pre-COVID levels and upfront costs associated with onboarding $4.5 billion to $4.8 billion in new NPR. As Joe noted, given the ongoing activity in our pipeline, we will likely be increasing our level of investment in 2022 as our pipeline progresses into contracted business.

We expect adjusted EBITDA to ramp up in the second half as was the case pre-COVID. In the first half, we started incurring upfront contracting costs associated with the $10 billion NPR customer. We expect these costs to be in the $2 million to $3 million range in 1Q.

Additionally, we expect approximately $5 million in higher employee health care costs from depressed levels in 1Q of 2021. With this in mind, we expect net 1Q revenue of $375 million to $385 million and adjusted EBITDA of $85 million to $90 million.

We will continue to provide additional color on our quarterly progression on future earnings calls, and we'll be providing updated guidance post the completion of the Cloudmed acquisition.

In closing, I'm proud of our team's continued strong operational execution and disciplined processes in forecasting and cash management, culminating in a balanced and strategic approach to capital deployment. We enter 2022 with strong momentum and are positioning the Company to meet customer demand while delivering on our commitments to our stakeholders.

Now I'll turn the call over to the operator for Q&A. Operator?

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question is from Charles Rhyee with Cowen.

James Auh^ This is James on for Charles. So with the announcement of Cloudmed, the medium- and long-term adjusted EBITDA targets were raised, but the operating partner model steady-state EBITDA margin contribution was left unchanged at 30%. Can you help us think about what the potential upside is there as a result of the Cloudmed acquisition, particularly with respect to intelligent automation, where -- it seems like there's considerable opportunity and is a strategic focus in '22?

Joseph Flanagan^ Yes. James, this is Joe. Thanks for the question. We're -- one thing is we're still pretty early in the integration planning and ultimately, post close the detailing out of more hardened longer-term business plans. So I would put that out for context and color.

The second thing I would say is as part of our progression of planning and highlighted in my comments, we are increasingly encouraged i.e. bullish on the intelligent automation potential longer term. And as I commented, when you think about contribution to our operating partner constructs, three levers of value that we think that can positively impact.

One is just pure operating efficiency, the automation component of that; two, the decision-making quality from the automation as opposed to the human, we think that will result in higher revenue yield and translate into KPIs; and then third, just cash conversion cycle time and as you know, as we convert cash faster that flows through in our base fee.

So what I would say, where we’re at right now, we’re -- our confidence is increasing, albeit we’re still not closed on this transaction and we’re doing high level integration work, as you would expect. But I hope, as we progress through the close and we get into the more detailed planning in the second half of this year, going into ’23, we’re able to provide some updates along the lines of your questions.

That's a thesis that I have. I think Lee shares that thesis. And I'm excited to get through the close so we can work more quantitatively on the potential returns from that opportunity set.

James Auh^ Okay. Great. And can you go into more detail on the primary drivers that are expected to reduce the cycle time to onboard new customers? And how that should impact the financial profile of the operating partner model? Like should we think about year one margins improving and acceleration in the ramp of steady-state?

Joseph Flanagan^ Yes. I think that's the way I think about it. So the reason we're putting a high degree of priority on reducing deployment cycle times is twofold. One, speed to value for our customers, that's very important; and two, speed to value or speed to earnings on our deployment. So those two attributes make that a high priority from my standpoint. And that's why you hear us talking about it routinely on our update calls here.

A couple of things I would highlight. Well, let me start with where are we at right now in that journey. As we sit, our prior deployment cycle time was around 12 months as we sit right now, we’ve been able to bring that in to 9 to 10 months. And there’s some variability on that, depending on the complexity of footprint. What I mean by that, James, is if we have a more distributed set of hospitals or a more distributed EMR construct that we’re integrating into, that’s going to push us a little bit higher, or if it’s more concentrated, we’ll be closer to the lower end of that range.

So good progression over 2021 on compressing that. Some things that contributed to that, one is we're centralizing our core data operations practice. Now this includes integration, interoperability, data warehousing, analytics and government of data integration.

The reason that's so important is the data ingestion into our technology is a key dependency in us achieving our steady-state operating system. The second area I would highlight that we've been working heavily on is centralizing our IT program management.

You have to remember, as we transition these teams of revenue cycle operators, provisioning, identity management, access management into our systems, but also back into the customers' host systems is a key variable that we have to work through, and it has a high degree of complexity around that.

We've centralized that activity. We've deployed new software programs that automate a number of those tasks. So those are a couple of things that I would highlight in the category of compressing cycle time looking currently and looking forward.

And I do think we should be in a position over the course of this year to update -- based on those progressions, update the speed to value or speed to economics thresholds that we -- that we have previously communicated to kind of round out my answer to your question, James.

James Auh^ Yes. And just a follow up to that, in the updated, revised outlook provided last quarter -- I mean, last month, long term and medium term, is this shortened cycle time embedded within that?

Joseph Flanagan^ No.

Operator^ Our next question is from Vikram Kesavabhotla with Baird.

Vikram Kesavabhotla^ You talked about the plan here to expand onboarding capacity to $7 billion, exiting this year and some of the incremental investments associated with that process. I’m wondering if you can quantify the magnitude of that investment in 2022 and the extent to which that’s been contemplated in the guidance for this year?

And then, just as a follow up to that, you talked about some of the momentum in the end-to-end pipeline, but I’m curious is given that it seems like it’s going to take some time for you to expand capacity here, is it reasonable to think that you can sign additional NPR in 2022, beyond the one large $10 billion customer? Or do you think you're going to have to wait until you get more visibility into the onboarding timeline and process associated with that contract?

Joseph Flanagan^ Yep. So let me take the first question in terms of how should we think about the investment envelope associated with the increase from 5 billion of onboarding capacity to 7 billion.

When we increased capacity from 3 billion to 5 billion, you may remember in our Q3 of '20 call, we referenced that investment envelope to be in the $7 million to $8 million range. We are definitely getting scale leverage in this, the investment envelope to go from 5 to 7 will be less than it was to go from 3 to 5 for all the reasons I just commented on with James and as you would expect, with size, we get efficiency.

So as you think about that envelope directionally, the first thing I would say it's a no-brainer for us. The return is almost immediate and on a longer-term basis, the returns are in order of magnitude greater than that investment. And as we think about our full year guidance range, we're early in the year.

I am very, very encouraged -- we can comment on Q1 in a second. I am very, very encouraged with core execution on our KPIs and on our cash conversion right now. And so Rachel and I will work over the next couple of months. As we go into our Q1 call, we should be in a position to give additional color.

But we're going to work hard to absorb that in our current guidance range. If we can't, we'll update you on that. But as I said, I am encouraged with the team's focus and execution here over the first couple of months. And that's probably a bigger driver for us than this nominal investment in raising capacity.

Now to your second question, you always hear me talk about capacity as nominal capacity. The reason I say that is, in the short term, we are able to flex that up, okay? So we've demonstrated when we were running at 3 billion of nominal capacity if demand presented itself, we're able to flex that for a period of time.

It's just we can't maintain that higher level over multiple years in a row. So as I look at this year, we are able to sign and responsibly onboard additional NPR in addition to the contract that we're in the process of executing and planning around.

And so really, this is us looking at the demand, the market presents itself this year, but also looking into next year and on a multiyear basis, that's really what drives us around our medium-range capacity planning. We're always running with capacity in the short term, and we intend to do that. That's why we're proactive on our modeling and planning around demand and supply.

So yes, we are able to sign additional business and start deployment of that additional business in addition to the large contract we've talked about.

Operator^ Our next question is from Sean Dodge with RBC Capital Markets.

Sean Dodge^ Maybe on the technology initiatives, Joe, you mentioned those expected to contribute $45 million of EBITDA savings for this year. How does that compare to what you exited this past year at? And is this net of -- I think before you mentioned continuing to ramp spending on tech initiatives this year to further accelerate innovation, is that $45 million net of that planned to increase in spending?

Joseph Flanagan^ Yes, it's net of that planned increase in spending. And the way to look at the $45 million contribution, we exited 2020 with $20 million in contribution. And in '21, we were ahead of -- clearly ahead of that. So you can think about it somewhere between that book end of the 2020 exit and the contribution in 2022 that we've talked about.

And I think more importantly, when you look at this in the context of my comments on the call, Sean, and you think about every discussion we're having with providers, the number one or a high priority focus of that discussion is really around supply and demand constraints on labor.

And so when you break down -- there's obviously the financial impact on this. But I can't stress enough the value prop benefit that we have in the current environment. And so as a direct result of two technology initiatives - one is core automation and the second is our Entri platform.

In our current run rate, we've automated roughly 1,800 equivalent FTEs and around 550 registration, whether that be local or central registration staffs off of our PX platforms.

So when you think about that, that's what manifests itself in as purely from technology, we're probably closer to 15% of lower labor requirements than the providers on a stand-alone basis. And in today's environment that is a very, very important attribute of our value prop, and we're seeing that play through in commercial discussions.

Sean Dodge^ Okay. And then on Cloudmed, when you announced the deal, you talked you quantified the expected cost synergies. And in your prepared remarks, you talked about some of the revenue opportunities that come along with that, too. Is there any, I don't know, quantification you can give us of what the deployment of Cloudmed could mean just for your current clients alone?

So what I'm thinking about is how big of a lift could there be to net operating fees as you deploy this across your end-to-end base? And how much can this help kind of ratchet up your performance or incentive fees?

Joseph Flanagan^ Yes. There is a very on twofolds. There's -- on the scope of work we have contracted in our end-to-end arrangements, there is a quantifiable lift that we will be in a position to talk about. And the reason I'm hesitant right now to go into specific details on that is just with an appreciation for -- we haven't closed this transaction yet.

And there are certain dependencies we have to work at a more deeper level with the Cloudmed team on triangulating that against our contracts. But headline, there will be an impact on lift in our current contracted scope of business.

Now in addition to that, Cloudmed has solutions that are incremental in scope and of high value to our current end-to-end customers. And so that's another component. It will not show up in the KPI fees or incentive fees, it will show up in net new growth into those end-to-end contracts.

And what I'll tell you is, we've already had a fair amount of inbound interest from customers to explore those opportunities for additional capabilities that -- and those are in the areas that I commented in my remarks, 340B technologies and solutions and some of the others, I would highlight.

Operator^ The next question is from Stephanie Davis with SVB.

Stephanie Davis^ I was hoping you could walk us through how much management mind share the $10 billion win ramp will take? And since this was a part of the end of your pipeline for 2021, is there still opportunity to ramp at a similar pace as you have in prior years for other new wins or is this going to be a bit more balanced?

Joseph Flanagan^ Yes. So management mind share the -- what I would say, Stephanie, is that the management mind share has been very, very intense over Q4 and Q1 or Q4 -- Q3 and Q4 and into January here. And that's evidenced, I think, a little bit by Rachel's comments on our Q1 guide.

So we've got $2 million to $3 million of pure external adviser fees that have been working with us on this contract negotiation and ultimately to get us in a position where we are today. That's just a data point to give you a sense of the complexity.

And it's logical that this is a complex agreement given its size and magnitude. So I would highlight that as an area where management has had a fairly sizable increased involvement, attention, et cetera.

As we look to deployment, one of the things I would say is, I don't want to call it routine, but we're very prescriptive on that. And so I wouldn't highlight that necessarily as an outlier in terms of demand. I would more highlight the complexity of contracting business such as this.

Now to your -- the second part of your question, we have been intentional. So I'm very encouraged where we're landing. We should be able to -- and I think the market potentially presents this opportunity to us to bring on and contract independent of this outlier customer win or customer engagement to contract in line with what we've historically guided to.

That will be a stretch, no doubt. But if the market -- or the pipeline activity that we see converts, we are in a position to serve that over the course of this year. And that's why I want to exit this year with the $7 billion because I can stretch the teams over the next 12 months. It's very hard to responsibly to stretch the teams over eight quarters at that elevated level of activity. But I feel like we're in a good position, and we've got a good plan on how we're thinking about this.

Stephanie Davis^ Understood. That's very helpful. On the guidance point, we have touched a bit on the margin impact in 1Q. But I also noticed that the 1Q guidance is a sequential step down in revenues as well. Are there any puts and takes to call out driving that?

Joseph Flanagan^ No. I think from a revenue standpoint, the only thing we've got is the normal variability in Omicron and provider volumes, nothing there that is necessarily unexpected or a surprise for us that gives us -- it's in line with our plans.

The main things I would highlight, and Rachel commented to these on Q1, is just higher health care costs on a quarter-over-quarter basis. That we've known, it's in our plans incorporated for. And then $2 million to $3 million of incremental spend on advisers to work through this large contract. That's also planned for. That's not repetitive in nature.

So those are the two things I would highlight. When you look at beneath that, we feel really encouraged on core earnings and core execution.

Stephanie Davis^ Understood. It's more a question of the late impact of Omicron utilization.

Operator^ The next question is from Michael Cherny with Bank of America.

Michael Cherny^ Maybe -- and then if I can follow up on that line of questioning, is there any way for us to quantify where you see the Omicron impact for 1Q? And along those lines, Rachel, I know you had said you expect return to normalized utilization over the course of the year. Is -- when essentially do you hit that run rate? And is there anything built in on any potential catch-up in utilization, which I know has been a point of contention given some of the delays on elective procedures and other areas?

Joseph Flanagan^ Yes. The Omicron is really not -- it's really geographic for us. That's how I would highlight it. I think -- and it's something -- because of the nature of our -- Michael, the nature of our base fee lags, we have a lot of visibility on this. So we're basically working three to four months in arrears on that lag and the visibility we have. So we're generally encouraged with what we're seeing right now, and it's right in line with kind of how we expected volumes to play through.

One thing I would highlight to the positive is we are seeing the ED care setting come up nicely. That's the one. If you look at this from a care setting basis, that's the one area that's lagged, and that is progressing nicely, and it's good to see that pick up and whatnot. But that's really kind of how we see Omicron right now in some of the geographies, that's the driver on some of those base fee revenues.

Michael Cherny^ Got it. And if I can, with regards to the pipeline, you talked about the opportunity for further wins. I assume there will be a number of competitive RFPs. Clearly, you can't go out and pitch the Cloudmed capabilities because the deal is not closed. But how does that factor in given the component that you can essentially go out and promise or at least signal the fact that you're going to have a more robust tech platform that's going to be bolting on?

And does that do anything in terms of delaying potential decisions on the part of customers until they see exactly how it works together?

Joseph Flanagan^ No. I would say it potentially -- it's -- in every discussion I've had with customers, that pending transaction has been viewed very, very favorably. It's been viewed favorably at the C-suite level, and it's also been viewed favorably at the revenue cycle leader level.

Some of the commentary that we're hearing is, one, Cloudmed is a known entity. And as a testament to the Cloudmed team, highly, highly regarded by the providers for what they do. But we're hearing that across all of the commercial discussions that we're having.

The second thing is, as customers think about our value prop, what they -- as part of that transaction, they have a high degree of confidence that they're going to get a scale, efficient, automated operation that helps them address some of the challenges that we've talked about, and they're going to get the best revenue intelligence technology platform to ensure they maximize their reimbursement.

And the combination of those two things in the eyes of the providers, what we're hearing, is very powerful. So that from my standpoint, if anything, it helps in that commercial discussion. I have not seen any feedback where it may delay or put a commercial discussion in a wait-and-see mode.

Operator^ Glen Santangelo with Jefferies.

Glen Santangelo^ I just want to follow up on previous question regarding your onboard capacity issue. It kind of sounds like, Joe, that you can clearly add some additional capacity. But assuming you bring this 10 billion customer on at some point this year, we're just trying to get a sense for what your capacity is after that?

I mean I think you said that your overall pipeline is up 30% from the fiscal third quarter, which is great. I was wondering if you could maybe comment on the magnitude of that pipeline and maybe how big the late-stage deals are, in particular? And when you think you can start to capitalize on that given the constraints you have?

Joseph Flanagan^ Yes. I don't want to get into too much detail, so I'm going to keep it just kind of out of respect for where we are. But just think about -- that contract will be onboarded over a phased approach over a couple of years. And I think that's a great thing because what that does is it allows us to have capacity in our current year and in next year to support the market opportunity.

And so my hope is that we can -- if we think about a $3 billion to $5 billion range. Near term, it will be closer to the 3, but as we progress over the course of the year and add this capacity and the flex that we have to be able to have that kind of window of additional capability and capacity to support new NPR.

And so that's the way I think about it. We will phase this large outlier contract and that phasing combined with the raise in our -- from 5 to 7 should put us in a position over the course of this year and next year. If you think about that two-year planning horizon to hopefully be able to support additional business in that range.

Size of pipeline, I'm not going to get into, but what I would say is activity and progression of activity from my standpoint looking out over the course of this year would support that incremental contracting activity.

Glen Santangelo^ That's really helpful. I appreciate that. Maybe if I could just follow up one question on the full year '22 guidance? I think in your prepared remarks, you talked about the tech initiative adding $45 million in EBITDA this year. But if I look at your overall growth in EBITDA in fiscal '22 over '21, that's almost fully explained by this tech initiative.

And I was kind of wondering what that implies about the organic growth of the base operations sort of taking into consideration your growth in NPR, customer volumes hopefully continuing to improve through the end of the pandemic here, the natural maturation of contracts.

And I think what we're all trying to understand is the -- arguably the lower-than-expected Q1 guide, maybe there's some incremental expenses in there. Hard for us to know how much of it is onetime versus recurring and why you're comfortable with the ramp and how we think about that organic growth underneath all the details that you've given?

Joseph Flanagan^ Yes. I mean if you look at our year-over-year guidance, I mean a couple of things. One in 1Q, from my standpoint, that's all kind of onetime in nature and encapsulated in those two areas that we've commented on a couple of times here.

The second thing is when you look at year-over-year, what you have to understand is we have -- in our business, the amount of onboarding that we anticipate to be doing this year, those will all be in the early stage deployment phases.

So there is a significant amount of investment that will be occurring and is encapsulated in our guidance as part of that. The second thing is you have to remember inside of our guidance, and we've talked about this before, we have a -- on the Ascension renewal on a year-over-year basis in this 2022 year, it's a transition year, meaning as part of that renewal, there's some price compression, but that price compression is more than offset with contractual agreements that Ascension gave for us.

So that goes into the equation as well. And then you have the maturation of contracts and impact of automation. So it's really a number of those holistic levers that are playing into that. And the $45 million, just to kind of give a sense of that, that $45 million on automation is cumulative since we started reporting that in '19.

It's not incremental to last year in year. So you have -- when you look at all that, that's the qualitative waterfall, if you will.

Operator^ (Operator Instructions) Your next question is from Donald Hooker with KeyBanc Capital Markets.

Donald Hooker^ Joe, maybe one question for you is we're talking a lot here this morning about capacity, which is a good problem to have. But it sounds like your pipeline is strong, you have some big deals coming on. I mean is there any reason why 7 billion is your -- what you're shooting for in terms of capacity why not 10 or 15 or it sounds like it doesn't cost a lot of cash or money expenses to sort of ramp up that capacity.

Can you just maybe give us some texture around some of the other limiting factors in terms of capacity? Why can't you raise that more?

Joseph Flanagan^ We could raise it more. I think what we want to, Don, is to have a, I'll call it, a prudent posture or a disciplined posture on kind of capacity and titrating that against our pipeline. So when we look at our pipeline and we look at the growth, what really drives Rachel and I's kind of decision to say, yes, we will release these funds to the teams to start to increase capacity is really that late-stage activity and making sure we see that because the nature of our business, given the complexity and the complicated decision-making framework around these agreements, we just think it's the right approach.

I mean I could look at the total pipeline and think about theoretical convertibility and I could get to a higher number, no doubt about it, Don, to give you the book end of that question. But what we really try to look at is striking a good balance when we're going to spend money on adding cost to the organization, we do that against the backdrop of a high degree of confidence.

And so we really look to the later stage activities and use that as the input to make a decision over the near term. And so if -- I don't think there's a lot of downside in my perspective on this investment in capacity. It could be that we have to raise it again at the end of the year, but that will be a good problem to have.

Donald Hooker^ Indeed. And maybe a different question and I'll jump off. But it sounds like you've had some good traction, and you're very optimistic on your modular solution businesses, including, I guess, Cloudmed at some point in time here, when that closes. Is there any signs or hope that some of these modular deals could evolve into larger co-managed or operating partnerships? I think you called out like Adventist and a few others in recent quarters that sound like some big potential relationships that could evolve in the bigger dollar revenue opportunities. Can you maybe talk about how that's going?

Joseph Flanagan^ Yes. I think there is that there is that potential for sure. The one thing I would highlight, what we want to be in a position to do to the providers is meet them where they are in their journey. And what I mean by that is there are some provider organizations that are ready to engage in an end-to-end strategic partnership over a long term.

And I'm -- we have a great offering in that regard. But there -- is a segment of this market that will want to engage with scaled companies such as ours and they will want to start with a modular approach, but they want to know they've got a partner that can evolve over time if they determine, and I stress, if they determine that the right progression for them is into a more strategic partnership.

And I really am excited about our positioning. We are uniquely positioned in that regard vis-à-vis the competition, meaning with the pending acquisition of Cloudmed, we have a world-class modular channel and a comprehensive set of solutions, but that partner when they engage or that provider when they engage on that dimension also has the additional benefit that at any point in time, they can engage us in a discussion on a broader strategic partnership.

And I think that will play well. And Don, that should end up in conversions over time based on us being a good partner and serving them against what they need in terms of an engagement model in the near term.

Operator^ We have no further questions at this time. I'll turn the call over to Joe Flanagan for any closing remarks.

Joseph Flanagan^ First, Chris, thanks for all your help moderating the call, and thank you, everybody, for joining us today. I'd like to close just by thanking the entire R1 team for their continued focus on delivering for our customers and strong financial performance. We look forward to executing on the growth opportunity ahead and updating all of you accordingly on future calls. So thank you very much.

Operator^ Ladies and gentlemen, this concludes today's conference call. Thank you for participating. You may now disconnect.

Additional Information and Where to Find It

This communication includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue IntelligenceTM solutions for healthcare providers. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all shareholders of the Company. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123.

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The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about the expected timing, completion and effects of the proposed transaction, the Company's strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance, and liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see,” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the Company's ability to retain existing customers or acquire new customers; (ii) the development of markets for the Company's revenue cycle management offering; (iii) variability in the lead time of prospective customers; (iv) competition within the market; (v) breaches or failures of the Company's information security measure or unauthorized access to a customer's data; (vi) delayed or unsuccessful implementation of the Company's technologies or services, or unexpected implementation costs; (vii) disruptions in or damages to the Company's global business services centers and third-party operated data centers; (viii) the impact of the COVID-19 pandemic on the Company's business, operating results, and financial condition; (ix) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (x) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; and (xi) the Company’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company's most recent annual report on Form 10-K, quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that will be filed relating to the transactions described herein, and any other periodic reports that the Company files with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied in the Company's forward-looking statements. Subsequent events and developments, including actual results or changes in the Company's assumptions, may cause the Company's views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

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